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                                                                    EXHIBIT 12

                            HOUGHTON MIFFLIN COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in Millions)

                                                               Years Ended December 31,
                                              --------------------------------------------------------
                                              1997         1996        1995(C)      1994(B)     1993(A)
                                             ------       ------       ------       ------      ------
Earnings (loss) before fixed charges:
  Net income (loss) before extra-
    ordinary item and cumulative
    effect of accounting changes             $ 49.8       $ 43.6       $ (7.2)      $ 52.4      $ 31.4
  Provision (benefit) for income taxes         33.7         30.3         (4.2)        32.7        17.7
                                             ------       ------       ------       ------      ------

Income (loss) from continuing oper-
  ations before taxes, extraordinary
  item, and cumulative effect of
  accounting changes                           83.5         74.0        (11.4)        85.1        49.1
  Interest expense                             39.7         41.6         15.2          7.7         3.6
  Interest portion of rent expense*             2.7          3.0          3.8          3.4         3.3
                                             ------       ------       ------       ------      ------
Earnings (loss) before fixed charges         $125.9       $118.6       $  7.6       $ 96.2      $ 56.0
Fixed charges:
  Interest expense                             39.7         41.6         15.2          7.7         3.6
  Interest portion of rent expense*             2.7          3.0          3.8          3.4         3.3

Total fixed charges                          $ 42.4       $ 44.6       $ 19.0       $ 11.1      $  6.9
Ratio of earnings to fixed charges              3.0          2.7          0.4          8.6         8.1
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(A)  On June 4, 1993, the Company completed an early redemption of $25 million in senior notes due December 15, 1994. The Company recognized an extraordinary loss of $1.0 million, net of a tax benefit of $0.6 million.
     The extraordinary loss was excluded from earnings before fixed charges and interest expense in calculating the ratio of earning to fixed charges.

(B) On March 30, 1994, the Company completed an early redemption of $25 million in senior notes due March 30, 1997. The Company recognized an extraordinary loss of $1.2 million, net of a tax benefit of $0.8 million. This extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earning to fixed charges.

(C) The Company would need $11.4 million in additional income to cover its fixed charges in 1995.

* Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.